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ROCHE HOLDING 82-3315

Media release

Roche

Basel, 27 February 2002

Roche's 2001 results show increased sales and operating profit, lower net income

- Group sales* up 8% in local currencies (6% in Swiss francs) to 29.2 billion Swiss francs
- Further increases in operating profit* (+11%, to 4.8 billion Swiss francs) and operating margin* (+0.8 percentage points, to 16.4%); EBITDA* up 10% to 7.8 billion Swiss francs
- Net income* decreases slightly to 4.8 billion Swiss francs (-4% compared with 2000) due to higher tax expenses and lower financial income
- Consolidated net income at 3.7 billion Swiss francs (-57% compared with 2000), due to Pharmaceuticals Division restructuring charges and additional provisions for vitamin case
- Pharmaceuticals Division sales growth accelerates to 8% in local currencies, surpassing global market average in the last three quarters; EBITDA margin* up 1.8 percentage points
- Roche pharmaceuticals pipeline contains 46 new molecular entities
- Diagnostics Division sales up 14% in local currencies, EBITDA margin improves 0.4 percentage points
- Fifteenth consecutive annual dividend increase — 13% to 1.30 Swiss francs per share and non-voting equity security
- Roche Group expects sales growth for the current year to be in the mid- to high single-digit range
- Roche reviews strategic options outside the Group for Vitamins and Fine Chemicals Division

Commenting on the Group's 2001 figures, Roche Chairman and CEO Franz B. Humer said, "2001 was a successful year for Roche despite numerous challenges. The decisive factors are the improved sales and operating results reported by our core pharmaceuticals and diagnostics businesses and a gross cash flow (EBITDA) of just under 8 billion Swiss francs, which is an impressive demonstration of the Group's earning power. The process of renewal now under way in all

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divisions has set the stage for a successful future. The Givaudan spin-off, the acquisition of a majority interest in Chugai, the review that has begun of strategic options for the Vitamins Division and, above all, the improvements we are continually making in our operating businesses all have a common goal: to reinforce Roche's position as an innovative, strongly focused healthcare company that will continue to deliver sustainable value for patients, employees and shareholders."

Key figures in millions of CHF

	Figures reported in the consolidated financial statements			Results reported on an adjusted basis*		
	2001	2000	% Change	2001	2000	% Change
Sales	29 163	28 672	+2	29 163	27 543	+6
EBITDA	6 438	11 126	-42	7 788	7 068	+10
Operating profit	3 247	7 131	-54	4 784	4 301	+11
Net income	3 697	8 647	-57	4 799	5 014	-4
Diluted EPS (CHF)	4.37	10.24	-57	5.66	5.96	-5
Dividend per share (CHF)	1.30	1.15	+13	1.30	1.15	+13

*) The adjusted figures are presented to enhance the comparability of current and future consolidated results. They are used in the internal management of the Roche Group. The accounting policies applied since the 1999 financial statements are described in the Annual Report. The adjusted figures exclude special items (in 2001 Pharmaceuticals Division restructuring costs and vitamin case charge; in 2000 the gain on the sale of Genentech shares, the gain on the sale of LabCorp shares in October 2000, impairment charge and the credit from changes in accounting policies) and include only the continuing businesses, i.e. excluding Fragrances and Flavours, which was spun off in June 2000.

Roche Group

Sales up in core pharmaceuticals and diagnostics businesses

On a adjusted basis, Group sales rose 8% for the year in local currencies and 6% in Swiss francs to some 29.2 billion Swiss francs, driven mainly by Diagnostics (+14% in local currencies, +10% in Swiss francs) and Pharmaceuticals (+8% in local currencies, +6% in Swiss francs). Despite a stagnant first quarter, full-year sales of prescription pharmaceuticals increased 9% in local currencies, [illegible] the global market growth rate.

Net income down due to effects of special items

Roche reported consolidated net income of 3.7 billion Swiss francs for 2001, a decrease of 57% on the previous year. The decline is primarily due to a gain of 3.9 billion Swiss francs on the sale of Genentech shares in 2000, along with charges of 772 million Swiss francs for the Pharmaceuticals

Division's restructuring programme and additional provisions of 760 million Swiss francs for the vitamin case in 2001. On an adjusted basis, excluding special items, net income was down only 4%, to 4.8 billion Swiss francs, with improvements in the Group's operating performance outweighed by a decline in financial income and higher tax expenses.

Adjusted operating profit shows another year-on-year increase, up 11% to 4.8 billion Swiss francs
The Group's operating profit continued to improve on an adjusted basis, advancing 11% to 4.8 billion Swiss francs. The operating margin increased by 0.8 percentage points to 16.4% despite the substantial gains recorded the previous year on the sale of the rights to Coreg and the disposal of the medicinal feed additives business. The Pharmaceuticals restructuring initiative, Re-shaping for Future Growth, and other cost-control measures have resulted in sustainable improvements in cost structure. While sales increased, marketing and distribution expenses declined 1% to 8.5 billion Swiss francs in 2001. The Group's research and development expenditures were down slightly for the year, showing a 1% decrease to 3.9 billion Swiss francs. The consolidated financial statements report an operating profit of 3.2 billion Swiss francs, 3.9 billion Swiss francs lower than in 2000.

Global downturn in stock markets reduces net financial income
The Group's net financial result was negatively impacted by last year's global drop in stock prices. Net financial income for 2001 totalled 1.5 billion Swiss francs and, as previously announced, was thus roughly equal to the result for the first half year. Major components of the 2001 net financial result were net income of 2.8 billion Swiss francs on marketable securities, including a 1.2 billion Swiss franc net gain on the sale of LabCorp shares in June 2001 and 1.4 billion Swiss francs in interest expense.

Strong positive cash flow continues, reinforcing the Group's financial position
The Group once again posted an impressive positive cash flow, helped by strong operating cash flows from the divisions and major transactions such as the sale of LabCorp shares, which generated a pre-tax cash inflow of 1.4 billion Swiss francs. At 31 December 2001 the Group's net liquidity amounted to 5.3 billion Swiss francs and the ratio of shareholders' equity and minority interests to total assets was 45%.

Fifteenth consecutive annual dividend increase

The Board of Directors will propose to the Annual General Meeting of Shareholders on 16 April 2002 that the dividend be raised by 13% to 1.30 Swiss francs per share and non-voting equity security. If approved, this will be the Group's fifteenth dividend increase in as many years. At the General Meeting the Board will also nominate the American economist DeAnne Julius and the German political scientist Horst Telschik, Chairman oft he Quandt Foundation, for election to the Board.

Pharmaceuticals Division

Sales up 8% in local currencies, EBITDA margin increases from 28.1% to 29.9%

In 2001 sales by the Pharmaceuticals Division rose 8% in local currencies and 6% in Swiss francs to 18 723 million Swiss francs. On an adjusted basis, operating profit reached 3 674 million Swiss francs. This is equivalent to an operating margin of 19.6%, compared with 18.4% in 2000. The division's EBITDA totalled 5 603 million Swiss francs, or 29.9% of sales, a margin 1.8 percentage points higher than the year before. This improvement in profitability reflects the success of the division's restructuring initiative, Re-shaping for Future Growth, and was achieved despite a one-time gain of more than 500 million Swiss francs recorded the previous year on the sale of the North American rights to Coreg.

Further improvements in the division's prescription drugs business

Total prescription drug sales (including Genentech) increased to 17 062 million Swiss francs, for a year-on-year growth rate of 9% in local currencies (+7% in Swiss francs). Sales in this segment grew ahead of the global market in each of the last three quarters of the year. Operating profit was 3 389 million Swiss francs on an adjusted basis, which is equivalent to an operating margin of 19.9%, after a margin of 18.7% in 2000. EBITDA amounted to 5 256 million Swiss francs, or 30.8% of sales, compared with a margin of 29.0% the year before.

Oncology: Roche becomes the global market leader as sales rise 60%

Prescription sales growth in 2001 was led by the division's oncology portfolio, which now accounts for 24% of Roche's prescription drug business. Last year Roche became the global market leader in this key therapeutic area. Moreover, Roche is the only company with three new oncology products — Herceptin, Xeloda and MabThera/Rituxan — which have been shown in clinical trials to improve patient survival. CellCept, which is used in transplantation medicine, and NeoRecormon, for anemia, were also major sales drivers. The antibiotic Rocephin and Xenical, the world's leading

weight loss medicine, both posted increased sales in 2001.
Growth from these and other products more than offset losses due to expiry of the Versed/Dormicum patent in the United States, the delisting of Draganon in Japan and lower sales of the division's anti-HIV products, which came under pressure during the year as a result of increased competition and price reductions.

Double-digit growth in North America, sales in Japan grow four times faster than the market
Helped by strong sales growth at Genentech, North American sales of prescription medicines increased by double-digit percentages. In Japan, the world's second largest pharmaceuticals market, sales grew 17%, or four times faster than the market, thanks primarily to the successful launch of two important cancer medicines. While sales growth in Europe was in the mid-single-digit range, price reductions on anti-HIV medicines and macroeconomic problems resulted in a slight downturn in sales in Latin America. Sales advanced by double-digit percentages in other regions, fuelled primarily by the launch of Xenical in major Asian markets.

Roche Consumer Health increases adjusted operating margin from 15.3% to 17.2%
Sales by Roche Consumer Health (RCH) increased 1% in local currencies to 1 661 million Swiss francs; expressed in Swiss francs, sales were down 2%. RCH significantly improved its adjusted operating margin, from 15.3% in 2000 to 17.2% in 2001, by focusing aggressively on profitable growth. On an adjusted basis, operating profit in this segment totalled 285 million Swiss francs, for an increase of 10%. EBITDA rose 5% to 347 million Swiss francs on an adjusted basis. This is equivalent to 20.9% of sales, compared with 19.6% the year before.

Roche's pharmaceuticals pipeline includes a total of 46 new molecular entities
In 2001 Roche received marketing approvals for important products and supplemental indications in major markets. MabThera/Rituxan, Herceptin and Tamiflu are now all commercial successes in Japan. Xeloda has been approved in Europe and the United States for the treatment of colorectal cancer, and the product has also received US regulatory approval for use in late-stage breast cancer. The year also saw the launch of Pegasys in a number of markets (Switzerland, Mexico and Brazil). The significant investments the Pharmaceuticals Division has made in creating a Group-wide process that moves projects seamlessly from research to development and marketing are starting to bear fruit. The division is focusing on seven key therapeutic areas: oncology, metabolic disorders, inflammatory diseases, genitourinary diseases, central nervous system disorders, vascular diseases and virology. In terms of research productivity, Roche's pharmaceuticals business is highly

competitive, as shown by the 14 new molecular entities (NMEs) that entered preclinical development in 2001. Roche is pursuing a total of over 70 projects, including supplemental indications. The division's pipeline is further strengthened by opt-in rights to additional compounds under agreements with Genentech, Basilea Pharmaceutica and Novuspharma. Counting these additional compounds, there are 46 NMEs in the Roche pipeline.

Diagnostics Division

Sales up 14% in local currencies, EBITDA margin increases from 26.2% to 26.6%

In 2001 Roche Diagnostics grew 14% in local currencies (10% in Swiss francs), a rate well ahead of the market average. Sales advanced to 6 900 million Swiss francs, reinforcing the division's position as the world leader in in vitro diagnostics. Roche now holds an 18% share of the global market. Operating profit increased 21% to 993 million Swiss francs, while EBITDA advanced 12% to 1 833 million Swiss francs. The division's operating and EBITDA margins advanced by 1.3 and 0.4 percentage points, respectively, to 14.4% and 26.6%. Strong sales growth more than offset increased costs incurred during the year, particularly for marketing and distribution, new strategic alliances and licences.

All business areas substantially outpace market growth

Apart from its expertise in high-growth areas such as molecular diagnostics and data-assisted patient self-management, a number of attractive new products contributed to the division's solid performance in 2001. With sales up 18% in local currencies, Roche Diabetes Care was again among the division's most successful business areas in 2001. Sales of Accu-Chek Advantage, the world's top-selling blood glucose meter for patient self-monitoring, increased by another 22%. Sales by Roche Near Patient Testing, which supplies products and services for doctors' offices, ambulances and intensive care units, were up 15% in local currencies, making it another of the division's fastest growing business areas. Helped by successful integration of the medical instruments business acquired in 2000 from Austria's AVL group, Roche accelerated its market share growth in the hospital point-of-care segment (rapid diagnostic products for emergency rooms, intensive care units and other hospital settings). Expressed in local currencies, sales by Roche Centralized Diagnostics rose 7% for the year in a fiercely competitive market. A 20% increase in sales of Elecsys immunodiagnostic systems contributed to this healthy result. Sales by Roche Molecular Diagnostics were up 21% in local currencies, underscoring the company's strength in the genetic testing sector. Growth was driven primarily by demand for PCR-based products and services. In July 2001 Roche Molecular Diagnostics received US regulatory approval for the first qualitative PCR test for hepatitis

C, following an expedited review by the Food and Drug Administration. Sales by Roche Applied Science increased 15% in local currencies.

Roche intends to file an appeal against a jury decision awarding Igen International 105 million dollars in compensatory damages and 400 million dollars in punitive damages in litigation brought by Igen in the United States. The litigation concerns claims relating to the licensing of Igen's electrochemiluminescence technology to Roche Diagnostics.

Vitamins and Fine Chemicals Division

Leadership consolidated in a tough market environment

Roche's Vitamins and Fine Chemicals Division posted sales of 3 540 million Swiss francs in 2001. Sales revenues for 2000 include sales of medicinal feed additives (MFAs) up to the date of their disposal in May 2000. Excluding sales of MFA products, divisional sales grew 3% in local currencies (1% in Swiss francs) in 2001. Despite additional productivity gains, operating profit and EBITDA declined by 148 million and 142 million Swiss francs, respectively, on an adjusted basis. The division's operating and EBITDA margins were thus 9.8% and 16.3%, respectively. Roughly 30% of the year-on-year decrease in profits and margins can be accounted for by the one-time gain recorded in 2000 on the sale of the medicinal feed additives business, while the rest was due to further increases in raw material and energy costs and lower selling prices.

In November and December 2001 the European Commission imposed fines totalling 525 million euros (778 million Swiss francs) in the vitamin case. Adequate provisions for this amount had already been recorded. The Group has assessed the adequacy of its remaining provisions for the vitamin case as at 31 December 2001. Additional provisions of 760 million Swiss francs have been recorded to cover potential liabilities arising from customer lawsuits in the United States. This amount is based on the assumption that outstanding litigation will be resolved on terms similar to the settlements already reached in individual civil suits.

Outlook

Roche Group: 2002 sales growth expected to be in the mid- to high single-digit range

Barring extraordinary events, Roche anticipates that overall sales growth for the current year will be in the mid- to high single-digit range. It expects to see another small improvement in Group operating and EBITDA margins. Given the continued weakness of the financial markets, the Company anticipates a marked decrease in net financial income in 2002.

Pharmaceuticals Division

In 2002 the growth and profitability of the Pharmaceuticals Division will depend largely on the extent to which Roaccutan/Accutane experiences generic erosion after going off patent in the United States. Helped by a strong product portfolio, the roll-out of new products such as Pegasys and the integration of Chugai, Roche's pharmaceuticals business will be well positioned for a return to market-level sales growth in 2003. For 2002 Roche anticipates mid-single-digit pharmaceutical sales growth, with stable operating and EBITDA margins. Over the next three years it expects the division's operating margin to move up towards 25%.

Diagnostics Division

Roche anticipates another year of double-digit sales growth and additional market share gains for the Diagnostics Division in 2002. The division's operating margin increased to 14.4% in 2001, from 12.0% in 1999, and over the next five years the company aims to raise it to slightly better than 20%.

Vitamins and Fine Chemicals Division

In 2002 the Vitamins and Fine Chemicals Division expects sales growth to be in the low single-digit range, as it continues to operate in a difficult economic environment. Roche aims to maintain the division's operating and EBITDA margins. Roche is currently reviewing strategic options outside the Group for the Vitamins and Fine Chemicals Division.

Please find the full release including all financial tables on: http://www.roche.com

Roche's Annual Report for 2001 and the presentations for the Annual Media Conference at Roche Forum Buonas (Switzerland) will be available at http://www.roche.com from 7:30 am CET and 9:30 am CET, respectively. The media conference will be webcast on the Internet in English and German, starting at 10:00 am CET.

Planned reporting dates in 2002
16 April Annual General Meeting
16 April First Quarter sales
14 August First Half results
10 October Third Quarter sales

Disclaimer

This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

1. Curriculum vitae

DeAnne Julius, nominated for election to the Board of Directors

After her studies at Iowa State University and University of California DeAnne Julius, an American citizen with British residency since 1986 started a distinguished career at the World Bank in Washington DC. She then worked at the Royal Institute of International Affairs before joining the Royal Dutch / Shell group and later British Airways as Chief Economist. From 1997 to 2001 DeAnne Julius is with the Bank of England as a Member of the Monetary Policy Committee. She holds a number of Non Executive directorships.

Horst Teltschik, nominated for election to the Board of Directors

After earning a degree in political science at the Free University in Berlin, Horst Teltschik, who is a German citizen, held various posts at the State Chancellery in the Rhineland-Palatinate and later served as an adviser, delegation head and assistant to the German chancellor. In 1991 Mr Teltschik was named CEO of the Bertelsmann Foundation and three years later he accepted a seat on the management board of BMW AG, Munich. Mr Teltschik is currently Chairman of the Board of Trustees of the Herbert Quandt Foundation.

2. **Consolidated income statement on an adjusted basis**

	2001 CHF m	2000 CHF m	% change (CHF)
Sales	29,163	27,543	+6
Cost of sales	-8,339	-8,445	-1
Gross profit	20,824	19,098	+9
Marketing and distribution	-8,452	-8,507	-1
Research and development	-3,893	-3,919	-1
Administration	-1,219	-1,201	+1
Amortisation of intangible assets	-1,553	-1,439	+8
Impairment of long-term assets	-18	14	-
Other operating income (expense), net	-905	255	-
Operating Profit	4,784	4,301	+11
Financial income / (expense), net	1,515	1,723	-12
Profit before taxes	6,299	6,024	+5
Income taxes	-1,473	-1,026	+44
Profit after taxes	4,826	4,998	-3
Income applicable to minority interests	-34	-7	+386
Share of result of associated companies	7	23	-70
Net income	4,799	5,014	-4
Diluted earnings per share and non-voting equity security (CHF)	5.66	5.96	-5

3. Consolidated income statement as reported in financial statements

	2001 CHF m	2000 CHF m	% change (CHF)
Sales	29,163	28,672	+2
Cost of sales	-8,339	-9,163	-9
Gross profit	20,824	19,509	+7
Marketing and distribution	-8,452	-8,746	-3
Research and development	-3,893	-3,950	-1
Administration	-1,219	-1,242	-2
Amortisation of intangible assets	-1,553	-1,474	+5
Impairment of long-term assets	-18	-1,147	-98
Pharmaceuticals division restructuring			
- impairment of long-term assets	-187	-	-
- other restructuring costs	-590	-	-
Other operating income (expense), net	-905	232	-
Gain from sales of Genentech shares	-	3,949	-100
Vitamin case	-760	-	-
Operating Profit	3,247	7,131	-54
Financial income / (expense), net	1,515	2,337	-35
Profit before taxes	4,762	9,468	-50
Income taxes	-1,038	-2,272	-54
Profit after taxes	3,724	7,196	-48
Changes in accounting policies	-	1,395	-100
Income applicable to minority interests	-34	33	
Share of result of associated companies	7	23	-70
Net income	3,697	8,647	-57
Diluted earnings per share and non-voting equity security (CHF)	4.37	10.24	-57

4. Adjustments

a) Roche basis for adjustments

The concept of the adjusted basis reflects management's view of the Group's on-going operations presented on a consistent and comparable basis.

Adjusted results include:

- Gains or losses on continuing product portfolio and asset realignments
- Sales and income from newly acquired products
- Impacts on sales and income of patent expiry, withdrawal or disposal of existing products
- Impairments of long-term assets (other than as part of a major restructuring)
- Costs of normal ongoing restructuring
- Gains or losses on sales of marketable securities

Adjusted results exclude:

- Discontinuing operations, such as the sale or spin-off of a whole business
- One-time costs of major restructuring and fundamental reorganisations
- Charges for exceptional legal cases
- Gains or losses arising from disposal of fully consolidated subsidiaries or associated companies
- Transition effects of changes in accounting policies

b) Summary of adjustments in 2000 and 2001

	2000	2001
Net income as reported in financial statements	8,647	3,697
• Discontinuing operations: *Fragrances & Flavours*	-108	-
• Major restructuring: *Pharma 'Re-shaping for Future Growth'*	-	777
• Exceptional legal cases: *Vitamins case*	-	760
• Gains / losses fully consolidated subsidiaries/associates		
- *Genentech reduction of ownership*	-3,949	-
- *LabCorp reduction of ownership*	-660	-
- *Impact of fair value adjustment to Genentech inventories*	158	-
• Transition effects of changes in accounting policies	-234	
• Income tax and minority interest effects	1,160	-435
Net income on an adjusted basis	5,014	4,799

5. Sales and profits by Division on an adjusted basis

	2001 CHF m	2000 CHF m	percentage change CHF	percentage change local currencies
Pharmaceuticals				
Sales	18,723	17,686	6	8
EBITDA	5,603	4,970	13	
As % of Sales	29.9	28.1		
Operating Profit	3,674	3,249	13	
As % of Sales	19.6	18.4		
Diagnostics				
Sales	6,900	6,252	10	14
EBITDA	1,833	1,639	12	
As % of Sales	26.6	26.2		
Operating Profit	993	822	21	
As % of Sales	14.4	13.1		
Vitamins and Fine Chemicals[1]				
Sales	3,540	3,605	-2	0
EBITDA	577	719	-20	
As % of Sales	16.3	19.9		
Operating Profit	346	494	-30	
As % of Sales	9.8	13.7		

[1] *including MFA sales until May 2000*

Investor Update

Roche

Basel, 27 February 2002

Roche's 2001 results show increased sales and operating profit, lower net income

- Group sales* up 8% in local currencies (6% in Swiss francs) to 29.2 billion Swiss francs
- Further increases in operating profit* (+11%, to 4.8 billion Swiss francs) and operating margin* (+0.8 percentage points, to 16.4%); EBITDA* up 10% to 7.8 billion Swiss francs
- Net income* decreases slightly to 4.8 billion Swiss francs (-4% compared with 2000) due to higher tax expenses and lower financial income
- Consolidated net income at 3.7 billion Swiss francs (-57% compared with 2000), due to Pharmaceuticals Division restructuring charges and additional provisions for vitamin case
- Pharmaceuticals Division sales growth accelerates to 8% in local currencies, surpassing global market average in the last three quarters; EBITDA margin* up 1.8 percentage points
- Roche pharmaceuticals pipeline contains 46 new molecular entities
- Diagnostics Division sales up 14% in local currencies, EBITDA margin improves 0.4 percentage points
- Fifteenth consecutive annual dividend increase — 13% to 1.30 Swiss francs per share and non-voting equity security
- Roche Group expects sales growth for the current year to be in the mid- to high single-digit range
- Roche reviews strategic options outside the Group for Vitamins and Fine Chemicals Division

Commenting on the Group's 2001 figures, Roche Chairman and CEO Franz B. Humer said, "2001 was a successful year for Roche despite numerous challenges. The decisive factors are the improved sales and operating results reported by our core pharmaceuticals and diagnostics businesses and a gross cash flow (EBITDA) of just under 8 billion Swiss francs, which is an impressive demonstration of the Group's earning power. The process of renewal now under way in all divisions has set the stage for a successful future. The Givaudan spin-off, the acquisition of a

majority interest in Chugai, the review that has begun of strategic options for the Vitamins Division and, above all, the improvements we are continually making in our operating businesses all have a common goal: to reinforce Roche's position as an innovative, strongly focused healthcare company that will continue to deliver sustainable value for patients, employees and shareholders."

Key figures in millions of CHF

	Figures reported in the consolidated financial statements			Results reported on an adjusted basis*		
	2001	2000	% Change	2001	2000	% Change
Sales	29 163	28 672	+2	29 163	27 543	+6
EBITDA	6 438	11 126	-42	7 788	7 068	+10
Operating profit	3 247	7 131	-54	4 784	4 301	+11
Net income	3 697	8 647	-57	4 799	5 014	-4
Diluted EPS (CHF)	4.37	10.24	-57	5.66	5.96	-5
Dividend per share (CHF)	1.30	1.15	+13	1.30	1.15	+13

*) The adjusted figures are presented to enhance the comparability of current and future consolidated results. They are used in the internal management of the Roche Group. The accounting policies applied since the 1999 financial statements are described in the Annual Report. The adjusted figures exclude special items (in 2001 Pharmaceuticals Division restructuring costs and vitamin case charge; in 2000 the gain on the sale of Genentech shares, the gain on the sale of LabCorp shares in October 2000, impairment charge and the credit from changes in accounting policies) and include only the continuing businesses, i.e. excluding Fragrances and Flavours, which was spun off in June 2000.

Roche Group

Sales up in core pharmaceuticals and diagnostics businesses

On a adjusted basis, Group sales rose 8% for the year in local currencies and 6% in Swiss francs to some 29.2 billion Swiss francs, driven mainly by Diagnostics (+14% in local currencies, +10% in Swiss francs) and Pharmaceuticals (+8% in local currencies, +6% in Swiss francs). Despite a stagnant first quarter, full-year sales of prescription pharmaceuticals increased 9% in local currencies, close to the global market growth rate.

Net income down due to effects of special items

Roche reported consolidated net income of 3.7 billion Swiss francs for 2001, a decrease of 57% on the previous year. The decline is primarily due to a gain of 3.9 billion Swiss francs on the sale of Genentech shares in 2000, along with charges of 777 million Swiss francs for the Pharmaceuticals Division's restructuring programme and additional provisions of 760 million Swiss francs for the

7.MAR.2002 9:34 ROCHE BASEL CL 41 61 6881396 NR.2627 S.18/37

vitamin case in 2001. On an adjusted basis, excluding special items, net income was down only 4%, to 4.8 billion Swiss francs, with improvements in the Group's operating performance outweighed by a decline in financial income and higher tax expenses.

Adjusted operating profit shows another year-on-year increase, up 11% to 4.8 billion Swiss francs

The Group's operating profit continued to improve on an adjusted basis, advancing 11% to 4.8 billion Swiss francs. The operating margin increased by 0.8 percentage points to 16.4% despite the substantial gains recorded the previous year on the sale of the rights to Coreg and the disposal of the medicinal feed additives business. The Pharmaceuticals restructuring initiative, Re-shaping for Future Growth, and other cost-control measures have resulted in sustainable improvements in cost structure. While sales increased, marketing and distribution expenses declined 1% to 8.5 billion Swiss francs in 2001. The Group's research and development expenditures were down slightly for the year, showing a 1% decrease to 3.9 billion Swiss francs. The consolidated financial statements report an operating profit of 3.2 billion Swiss francs, 3.9 billion Swiss francs lower than in 2000.

Global downturn in stock markets reduces net financial income

The Group's net financial result was negatively impacted by last year's global drop in stock prices. Net financial income for 2001 totalled 1.5 billion Swiss francs and, as previously announced, was thus roughly equal to the result for the first half year. Major components of the 2001 net financial result were net income of 2.8 billion Swiss francs on marketable securities, including a 1.2 billion Swiss franc net gain on the sale of LabCorp shares in June 2001 and 1.4 billion Swiss francs in interest expense.

Strong positive cash flow continues, reinforcing the Group's financial position

The Group once again posted an impressive positive cash flow, helped by strong operating cash flows from the divisions and major transactions such as the sale of LabCorp shares, which generated a pre-tax cash inflow of 1.4 billion Swiss francs. At 31 December 2001 the Group's net liquidity amounted to 5.3 billion Swiss francs and the ratio of shareholders' equity and minority interests to total assets was 45%.

Fifteenth consecutive annual dividend increase

The Board of Directors will propose to the Annual General Meeting of Shareholders on 16 April 2002 that the dividend be raised by 13% to 1.30 Swiss francs per share and non-voting equity security. If approved, this will be the Group's fifteenth dividend increase in as many years. At the General Meeting the Board will also nominate the American economist DeAnne Julius and the German political scientist Horst Telschik, Chairman oft he Quandt Foundation, for election to the Board.

Pharmaceuticals Division

Sales up 8% in local currencies, EBITDA margin increases from 28.1% to 29.9%

In 2001 sales by the Pharmaceuticals Division rose 8% in local currencies and 6% in Swiss francs to 18 723 million Swiss francs. On an adjusted basis, operating profit reached 3 674 million Swiss francs. This is equivalent to an operating margin of 19.6%, compared with 18.4% in 2000. The division's EBITDA totalled 5 603 million Swiss francs, or 29.9% of sales, a margin 1.8 percentage points higher than the year before. This improvement in profitability reflects the success of the division's restructuring initiative, Re-shaping for Future Growth, and was achieved despite a one-time gain of more than 500 million Swiss francs recorded the previous year on the sale of the North American rights to Coreg.

Further improvements in the division's prescription drugs business

Total prescription drug sales (including Genentech) increased to 17 062 million Swiss francs, for a year-on-year growth rate of 9% in local currencies (+7% in Swiss francs). Sales in this segment grew ahead of the global market in each of the last three quarters of the year. Operating profit was 3 389 million Swiss francs on an adjusted basis, which is equivalent to an operating margin of 19.9%, after a margin of 18.7% in 2000. EBITDA amounted to 5 256 million Swiss francs, or 30.8% of sales, compared with a margin of 29.0% the year before.

Oncology: Roche becomes the global market leader as sales rise 60%

Prescription sales growth in 2001 was led by the division's oncology portfolio, which now accounts for 24% of Roche's prescription drug business. Last year Roche became the global market leader in this key therapeutic area. Moreover, Roche is the only company with three new oncology products — Herceptin, Xeloda and MabThera/Rituxan — which have been shown in clinical trials to improve patient survival. CellCept, which is used in transplantation medicine, and NeoRecormon, for anemia, were also major sales drivers. The antibiotic Rocephin and Xenical, the world's leading

weight loss medicine, both posted increased sales in 2001.
Growth from these and other products more than offset losses due to expiry of the Versed/Dormicum patent in the United States, the delisting of Draganon in Japan and lower sales of the division's anti-HIV products, which came under pressure during the year as a result of increased competition and price reductions.

Double-digit growth in North America, sales in Japan grow four times faster than the market

Helped by strong sales growth at Genentech, North American sales of prescription medicines increased by double-digit percentages. In Japan, the world's second largest pharmaceuticals market, sales grew 17%, or four times faster than the market, thanks primarily to the successful launch of two important cancer medicines. While sales growth in Europe was in the mid-single-digit range, price reductions on anti-HIV medicines and macroeconomic problems resulted in a slight downturn in sales in Latin America. Sales advanced by double-digit percentages in other regions, fuelled primarily by the launch of Xenical in major Asian markets.

Roche Consumer Health increases adjusted operating margin from 15.3% to 17.2%

Sales by Roche Consumer Health (RCH) increased 1% in local currencies to 1 661 million Swiss francs; expressed in Swiss francs, sales were down 2%. RCH significantly improved its adjusted operating margin, from 15.3% in 2000 to 17.2% in 2001, by focusing aggressively on profitable growth. On an adjusted basis, operating profit in this segment totalled 285 million Swiss francs, for an increase of 10%. EBITDA rose 5% to 347 million Swiss francs on an adjusted basis. This is equivalent to 20.9% of sales, compared with 19.6% the year before.

Roche's pharmaceuticals pipeline includes a total of 46 new molecular entities

In 2001 Roche received marketing approvals for important products and supplemental indications in major markets. MabThera/Rituxan, Herceptin and Tamiflu are now all commercial successes in Japan. Xeloda has been approved in Europe and the United States for the treatment of colorectal cancer, and the product has also received US regulatory approval for use in late-stage breast cancer. The year also saw the launch of Pegasys in a number of markets (Switzerland, Mexico and Brazil). The significant investments the Pharmaceuticals Division has made in creating a Group-wide process that moves projects seamlessly from research to development and marketing are starting to bear fruit. The division is focusing on seven key therapeutic areas: oncology, metabolic disorders, inflammatory diseases, genitourinary diseases, central nervous system disorders, vascular diseases and virology. In terms of research productivity, Roche's pharmaceuticals business is highly

competitive, as shown by the 14 new molecular entities (NMEs) that entered preclinical development in 2001. Roche is pursuing a total of over 70 projects, including supplemental indications. The division's pipeline is further strengthened by opt-in rights to additional compounds under agreements with Genentech, Basilea Pharmaceutica and Novuspharma. Counting these additional compounds, there are 46 NMEs in the Roche pipeline.

Diagnostics Division

Sales up 14% in local currencies, EBITDA margin increases from 26.2% to 26.6%

In 2001 Roche Diagnostics grew 14% in local currencies (10% in Swiss francs), a rate well ahead of the market average. Sales advanced to 6 900 million Swiss francs, reinforcing the division's position as the world leader in in vitro diagnostics. Roche now holds an 18% share of the global market. Operating profit increased 21% to 993 million Swiss francs, while EBITDA advanced 12% to 1 833 million Swiss francs. The division's operating and EBITDA margins advanced by 1.3 and 0.4 percentage points, respectively, to 14.4% and 26.6%. Strong sales growth more than offset increased costs incurred during the year, particularly for marketing and distribution, new strategic alliances and licences.

All business areas substantially outpace market growth

Apart from its expertise in high-growth areas such as molecular diagnostics and data-assisted patient self-management, a number of attractive new products contributed to the division's solid performance in 2001. With sales up 18% in local currencies, Roche Diabetes Care was again among the division's most successful business areas in 2001. Sales of Accu-Chek Advantage, the world's top-selling blood glucose meter for patient self-monitoring, increased by another 22%. Sales by Roche Near Patient Testing, which supplies products and services for doctors' offices, ambulances and intensive care units, were up 15% in local currencies, making it another of the division's fastest growing business areas. Helped by successful integration of the medical instruments business acquired in 2000 from Austria's AVL group, Roche accelerated its market share growth in the hospital point-of-care segment (rapid diagnostic products for emergency rooms, intensive care units and other hospital settings). Expressed in local currencies, sales by Roche Centralized Diagnostics rose 7% for the year in a fiercely competitive market. A 20% increase in sales of Elecsys immunodiagnostic systems contributed to this healthy result. Sales by Roche Molecular Diagnostics were up 21% in local currencies, underscoring the company's strength in the genetic testing sector. Growth was driven primarily by demand for PCR-based products and services. In July 2001 Roche Molecular Diagnostics received US regulatory approval for the first qualitative PCR test for hepatitis

C, following an expedited review by the Food and Drug Administration. Sales by Roche Applied Science increased 15% in local currencies.

Roche intends to file an appeal against a jury decision awarding Igen International 105 million dollars in compensatory damages and 400 million dollars in punitive damages in litigation brought by Igen in the United States. The litigation concerns claims relating to the licensing of Igen's electrochemiluminescence technology to Roche Diagnostics.

Vitamins and Fine Chemicals Division

Leadership consolidated in a tough market environment

Roche's Vitamins and Fine Chemicals Division posted sales of 3 540 million Swiss francs in 2001. Sales revenues for 2000 include sales of medicinal feed additives (MFAs) up to the date of their disposal in May 2000. Excluding sales of MFA products, divisional sales grew 3% in local currencies (1% in Swiss francs) in 2001. Despite additional productivity gains, operating profit and EBITDA declined by 148 million and 142 million Swiss francs, respectively, on an adjusted basis. The division's operating and EBITDA margins were thus 9.8% and 16.3%, respectively. Roughly 30% of the year-on-year decrease in profits and margins can be accounted for by the one-time gain recorded in 2000 on the sale of the medicinal feed additives business, while the rest was due to further increases in raw material and energy costs and lower selling prices.

In November and December 2001 the European Commission imposed fines totalling 525 million euros (778 million Swiss francs) in the vitamin case. Adequate provisions for this amount had already been recorded. The Group has assessed the adequacy of its remaining provisions for the vitamin case as at 31 December 2001. Additional provisions of 760 million Swiss francs have been recorded to cover potential liabilities arising from customer lawsuits in the United States. This amount is based on the assumption that outstanding litigation will be resolved on terms similar to the settlements already reached in individual civil suits.

Outlook

Roche Group: 2002 sales growth expected to be in the mid- to high single-digit range

Barring extraordinary events, Roche anticipates that overall sales growth for the current year will be in the mid- to high single-digit range. It expects to see another small improvement in Group operating and EBITDA margins. Given the continued weakness of the financial markets, the Company anticipates a marked decrease in net financial income in 2002.

Pharmaceuticals Division

In 2002 the growth and profitability of the Pharmaceuticals Division will depend largely on the extent to which Roaccutan/Accutane experiences generic erosion after going off patent in the United States. Helped by a strong product portfolio, the roll-out of new products such as Pegasys and the integration of Chugai, Roche's pharmaceuticals business will be well positioned for a return to market-level sales growth in 2003. For 2002 Roche anticipates mid-single-digit pharmaceutical sales growth, with stable operating and EBITDA margins. Over the next three years it expects the division's operating margin to move up towards 25%.

Diagnostics Division

Roche anticipates another year of double-digit sales growth and additional market share gains for the Diagnostics Division in 2002. The division's operating margin increased to 14.4% in 2001, from 12.0% in 1999, and over the next five years the company aims to raise it to slightly better than 20%.

Vitamins and Fine Chemicals Division

In 2002 the Vitamins and Fine Chemicals Division expects sales growth to be in the low single-digit range, as it continues to operate in a difficult economic environment. Roche aims to maintain the division's operating and EBITDA margins. Roche is currently reviewing strategic options outside the Group for the Vitamins and Fine Chemicals Division.

Roche's Annual Report for 2001 and the presentations for the Annual Media Conference at Roche Forum Buonas (Switzerland) will be available at http://www.roche.com from 7:30 am CET and 9:30 am CET, respectively. The media conference will be webcast on the Internet in English and German, starting at 10:00 am CET.

Planned reporting dates in 2002
16 April Annual General Meeting
16 April First Quarter sales
14 August First Half results
10 October Third Quarter sales

Disclaimer

This release contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions or by discussion of strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity or news coverage.

1. Curriculum vitae

DeAnne Julius, nominated for election to the Board of Directors

After her studies at Iowa State University and University of California DeAnne Julius, an American citizen with British residency since 1986 started a distinguished career at the World Bank in Washington DC. She then worked at the Royal Institute of International Affairs before joining the Royal Dutch / Shell group and later British Airways as Chief Economist. From 1997 to 2001 DeAnne Julius is with the Bank of England as a Member of the Monetary Policy Committee. She holds a number of Non Executive directorships.

Horst Teltschik, nominated for election to the Board of Directors

After earning a degree in political science at the Free University in Berlin, Horst Teltschik, who is a German citizen, held various posts at the State Chancellery in the Rhineland-Palatinate and later served as an adviser, delegation head and assistant to the German chancellor. In 1991 Mr Teltschik was named CEO of the Bertelsmann Foundation and three years later he accepted a seat on the management board of BMW AG, Munich. Mr Teltschik is currently Chairman of the Board of Trustees of the Herbert Quandt Foundation.

2. Consolidated income statement on an adjusted basis

	2001 CHF m	2000 CHF m	% change (CHF)
Sales	**29,163**	27,543	+6
Cost of sales	-8,339	-8,445	-1
Gross profit	**20,824**	19,098	+9
Marketing and distribution	-8,452	-8,507	-1
Research and development	-3,893	-3,919	-1
Administration	-1,219	-1,201	+1
Amortisation of intangible assets	-1,553	-1,439	+8
Impairment of long-term assets	-18	14	-
Other operating income (expense), net	-905	255	-
Operating Profit	**4,784**	4,301	+11
Financial income / (expense), net	1,515	1,723	-12
Profit before taxes	**6,299**	6,024	+5
Income taxes	-1,473	-1,026	+44
Profit after taxes	**4,826**	4,998	-3
Income applicable to minority interests	-34	-7	+386
Share of result of associated companies	7	23	-70
Net income	**4,799**	5,014	-4
Diluted earnings per share and non-voting equity security (CHF)	5.66	5.96	-5

3. Consolidated income statement as reported in financial statements

	2001 CHF m	2000 CHF m	% change (CHF)
Sales	29,163	28,672	+2
Cost of sales	-8,339	-9,163	-9
Gross profit	20,824	19,509	+7
Marketing and distribution	-8,452	-8,746	-3
Research and development	-3,893	-3,950	-1
Administration	-1,219	-1,242	-2
Amortisation of intangible assets	-1,553	-1,474	+5
Impairment of long-term assets	-18	-1,147	-98
Pharmaceuticals division restructuring			
- impairment of long-term assets	-187	-	-
- other restructuring costs	-590	-	-
Other operating income (expense), net	-905	232	-
Gain from sales of Genentech shares	-	3,949	-100
Vitamin case	-760	-	-
Operating Profit	3,247	7,131	-54
Financial income / (expense), net	1,515	2,337	-35
Profit before taxes	4,762	9,468	-50
Income taxes	-1,038	-2,272	-54
Profit after taxes	3,724	7,196	-48
Changes in accounting policies	-	1,395	-100
Income applicable to minority interests	-34	33	-
Share of result of associated companies	7	23	-70
Net income	3,697	8,647	-57
Diluted earnings per share and non-voting equity security (CHF)	4.37	10.24	-57

4. Adjustments

a) Roche basis for adjustments

The concept of the adjusted basis reflects management's view of the Group's on-going operations presented on a consistent and comparable basis.

Adjusted results include:

- Gains or losses on continuing product portfolio and asset realignments
- Sales and income from newly acquired products
- Impacts on sales and income of patent expiry, withdrawal or disposal of existing products
- Impairments of long-term assets (other than as part of a major restructuring)
- Costs of normal ongoing restructuring
- Gains or losses on sales of marketable securities

Adjusted results exclude:

- Discontinuing operations, such as the sale or spin-off of a whole business
- One-time costs of major restructuring and fundamental reorganisations
- Charges for exceptional legal cases
- Gains or losses arising from disposal of fully consolidated subsidiaries or associated companies
- Transition effects of changes in accounting policies

b) Summary of adjustments in 2000 and 2001

	2000	2001
Net income as reported in financial statements	**8,647**	**3,697**
• Discontinuing operations: *Fragrances & Flavours*	-108	-
• Major restructuring: *Pharma 'Re-shaping for Future Growth'*	-	777
• Exceptional legal cases: *Vitamins case*	-	760
• Gains / losses fully consolidated subsidiaries/associates		
- *Genentech reduction of ownership*	-3,949	-
- *LabCorp reduction of ownership*	-660	-
- *Impact of fair value adjustment to Genentech inventories*	158	-
• Transition effects of changes in accounting policies	-234	-
• Income tax and minority interest effects	1,160	-435
Net income on an adjusted basis	**5,014**	**4,799**

5. Balance sheet at 31 December 2001

	2001 CHF m	2000 CHF m	% change (CHF)
Long-term assets	36,411	34,798	+5
Current assets	38,875	34,737	+12
Total assets	75,286	69,535	+8
Equity	28,973	27,608	+5
Minority interests	4,894	4,428	+11
Non-current liabilities	25,772	23,642	+9
Current liabilities	15,647	13,857	+13
Total equity, minority interests and liabilities	75,286	69,535	+8

6. Summary cash flow statement

	2001 CHF m	2000 CHF m
Operating activities before income taxes	6,283	6,204
Income taxes paid (all activities)	-1,195	-2,288
Operating activities	5,088	3,916
Financing activities	-824	-2,538
Investing activities	-3,700	-832
Net effect of currency translation on cash	10	-36
Increase (decrease) in cash	574	510

7. Sales and profits by Division on an adjusted basis

	2001 CHF m	2000 CHF m	percentage change CHF	percentage change local currencies
Pharmaceuticals				
Sales	18,723	17,686	6	8
EBITDA	5,603	4,970	13	
As % of Sales	29.9	28.1		
Operating Profit	3,674	3,249	13	
As % of Sales	19.6	18.4		
Diagnostics				
Sales	6,900	6,252	10	14
EBITDA	1,833	1,639	12	
As % of Sales	26.6	26.2		
Operating Profit	993	822	21	
As % of Sales	14.4	13.1		
Vitamins and Fine Chemicals[1]				
Sales	3,540	3,605	-2	0
EBITDA	577	719	-20	
As % of Sales	16.3	19.9		
Operating Profit	346	494	-30	
As % of Sales	9.8	13.7		

[1] *including MFA sales until May 2000*

8. Group and Divisional results by half year 2001 on an adjusted basis

	H1 CHF m	H2 CHF m
Group		
Sales	14,469	14,694
EBITDA	3,864	3,924
As % of Sales	26.7	26.7
Operating Profit	2,394	2,390
As % of Sales	16.5	16.3
Pharmaceuticals		
Sales	9,276	9,447
EBITDA	2,715	2,888
As % of Sales	29.3	30.6
Operating Profit	1,783	1,891
As % of Sales	19.2	20.0
Diagnostics		
Sales	3,374	3,526
EBITDA	930	903
As % of Sales	27.6	25.6
Operating Profit	498	495
As % of Sales	14.8	14.0
Vitamins and Fine Chemicals		
Sales	1,819	1,721
EBITDA	332	245
As % of Sales	18.3	14.2
Operating Profit	228	118
As % of Sales	12.5	6.9

9. **Quarterly sales growth[1] by Division in 2001**

	Q1	Q2	Q3	Q4
Group	3%	10%	10%	10%
Pharmaceuticals	0%	11%	10%	12%
Roche Prescription	-5%	8%	8%	10%
Genentech Prescription	43%	35%	36%	38%
Total Prescription	0%	12%	12%	14%
OTC	1%	4%	-1%	-1%
Diagnostics	18%	13%	13%	11%
Vitamins and Fine Chemicals[2]	-4%	0%	5%	-1%

[1] *in local currencies, compared to the respective quarter of 2000* [2] *including MFA sales until May 2000*

10. Pharmaceuticals Division sales and profits on an adjusted basis

	2001 CHF m	2000 CHF m	percentage change CHF	percentage change local currencies
Total Prescription				
Sales	17,062	15,992	7	9
EBITDA	5,256	4,638	13	
As % of Sales	30.8	29.0		
Operating Profit	3,389	2,989	13	
As % of Sales	19.9	18.7		
Roche Prescription				
Sales	14,196	13,910	2	5
EBITDA	4,290	3,941	9	
As % of Sales	30.2	28.3		
Operating Profit	3,318	3,185	4	
As % of Sales	23.4	22.9		
Genentech Prescription				
Sales	2,866	2,082	38	38
EBITDA	966	697	39	
As % of Sales	33.7	33.5		
Operating Profit	71	-196	-	
As % of Sales	2.5	-9.4		
OTC				
Sales	1,661	1,694	-2	1
EBITDA	347	332	5	
As % of Sales	20.9	19.6		
Operating Profit	285	260	10	
As % of Sales	17.2	15.3		

11. Top 20 prescription medicines sales[1] and growth[2] in 2001, US and non-US sales

	Total		US		Non-US	
	CHF m	%	CHF m	%	CHF m	%
Rocephin	1,698	1	953	7	745	-5
MabThera/Rituxan	1,695	90	1,365	87	330	103
Roaccutan/Accutane	1,166	-8	794	-12	372	2
Cellcept	1,056	36	592	36	464	35
Xenical	963	4	267	-3	696	7
Herceptin	806	52	543	26	263	155
Neo Recormon	746	19	-	-	746	19
Viracept	452	-8	-	-	452	-8
Kytril	437	-	210	-	227	-
Nutropin/Protropin	435	11	424	11	11	21
Activase/TNKase	371	-5	331	-5	40	-1
Pulmozyme	319	7	190	4	129	11
Neupogen	316	6	-	-	316	6
Furtulon	303	0	-	-	303	0
Cymevene/Valcyte	292	28	201	46	91	2
Dilatrend	289	23	-	-	289	23
Lexotan	274	-3	-	-	274	-3
Xeloda	260	74	154	44	106	147
Madopar	246	4	-	-	246	4
Rocaltrol	242	-8	54	-27	188	-1

[1] *Roche and Genentech combined* [2] *in local currencies, compared to 2000*

12. Top 20 prescription medicines quarterly sales growth[1,2] in 2001

	Q1	Q2	Q3	Q4
Rocephin	-25%	65%	-1%	-5%
MabThera/Rituxan	109%	87%	83%	87%
Roaccutan/Accutane	7%	-30%	-5%	-1%
Cellcept	4%	76%	37%	38%
Xenical	-1%	10%	8%	-1%
Herceptin	44%	43%	50%	68%
NeoRecormon	21%	11%	17%	26%
Viracept	-15%	20%	-16%	-17%
Kytril	-	-	-	-
Nutropin/Protropin	2%	25%	11%	7%
Activase/TNKase	6%	-8%	-4%	-11%
Pulmozyme	11%	1%	14%	2%
Neupogen	10%	0%	3%	11%
Furtulon	2%	2%	-3%	1%
Cymevene/Valcyte	21%	20%	27%	50%
Dilatrend	29%	15%	30%	20%
Lexotan	-3%	-3%	-3%	-2%
Xeloda	2%	119%	115%	74%
Madopar	8%	-1%	4%	5%
Rocaltrol	-11%	8%	-24%	-4%

[1] Roche and Genentech combined [2] in local currencies, compared to the respective quarter of 2000

13. **Top 20 prescription medicines sales[1] and growth[2] in the fourth quarter of 2001, US and non-US sales**

	Total		US		Non-US	
	CHF m	%	*CHF m*	%	*CHF m*	%
Rocephin	417	-5 %	232	-4 %	185	-5 %
MabThera/Rituxan	510	87 %	399	76 %	111	137 %
Roaccutan/Accutane	321	-1 %	224	-1 %	97	-2 %
Cellcept	272	38 %	138	36 %	134	39 %
Xenical	216	-1 %	55	-17 %	161	5 %
Herceptin	246	68 %	161	43 %	85	152 %
Neo Recormon	201	26 %	-	-	201	26 %
Viracept	119	-17 %	-	-	119	17 %
Kytril	94	-	30	-	64	-
Nutropin/Protropin	110	7 %	107	7 %	3	11 %
Activase/TNKase	87	-11 %	75	-12 %	12	-6 %
Pulmozyme	81	2 %	47	-6 %	34	16 %
Neupogen	81	11 %	-	-	81	11 %
Furtulon	85	1 %	-	-	85	1 %
Cymevene/Valcyte	69	50 %	47	74 %	22	18 %
Dilatrend	76	20 %	-	-	76	20 %
Lexotan	68	-2 %	-	-	68	-2 %
Xeloda	75	74 %	39	24 %	36	205 %
Madopar	62	5 %	-	-	62	5 %
Rocaltrol	60	-4 %	14	-3 %	46	-5 %

[1] *Roche and Genentech combined* [2] *in local currencies, compared to Q4 2000*